Isonics Corporation
5906 McIntyre Street
Golden, Colorado 80403

June 26, 2003

Via EDGAR transmission

Terry Hatfield, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549

Re:
Isonics Corporation
Registration statement on Form SB-2 (File No. 333-105385)

Dear Mr. Hatfield:

        Isonics hereby requests withdrawal of its registration statement on Form SB-2 referenced above. We very much appreciate the time you and the other members of the Commission's staff took in reviewing the registration statement on Form SB-2. Isonics seeks to withdraw this registration statement because it must complete its annual report on Form 10-KSB and may be undertaking other financing alternatives which would be complicated with a pending registration statement.

        Isonics believes that a withdrawal of the registration statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a). Isonics does not intend to pursue the registration statement at this time, and this sets forth the grounds for seeking withdrawal as required by Rule 477(c). No securities were sold in connection with the offering described in the registration statement.

Sincerely yours,
/s/ JAMES E. ALEXANDER James E. Alexander, President Isonics Corporation
cc:
Herrick K. Lidstone, Jr., Burns, Figa & Will, P.C.
Brett Lewis, C.P.A., Grant-Thornton